

September 10, 2012

Via E-mail
Teresa Dick
Chief Financial Officer
Diamondback Energy, Inc.
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re:** **Diamondback Energy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 20, 2012**
> **File No. 333-179502**

Dear Ms. Dick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Business, page 88

Operations, page 102

Marketing and Customers, page 102

1. We note you disclose that you "have agreed to pay Shell Trading certain deficiency payments" if you fail to deliver the required quantities of oil under the agreement. Please expand your disclosure to include the material terms of such deficiency payments.

<u>Description of Capital Stock, page 138</u>

2. We note that your proposed amended and restated certificate of incorporation includes a choice of forum provision. Please briefly describe such provision in your prospectus.

3. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that the provision is inapplicable or unenforceable.

<u>Exhibits</u>

4. Please re-file Exhibit 10.33 with all schedules. In that regard, we note that you have not filed the schedules referenced in the agreement.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Seth R. Molay
        Akin Gump Strauss Hauer & Feld LLP